FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







Media
Information


                                 21 November 2003


BG to sell Phoenix Natural Gas interest to East Surrey Holdings


BG Group today announced that it has signed a Sale and Purchase Agreement with East Surrey Holdings for the sale of BG's 51% interest in Belfast-based gas distributor Phoenix Natural Gas for a cash consideration of approximately GBP120 million. The transaction is subject to the approval of East Surrey Holdings' shareholders and admission of the new East Surrey Holdings shares to the London Stock Exchange list. The sale is expected to be completed in mid December 2003.


East Surrey Holdings, which already own 24.5% of Phoenix Natural Gas, have also agreed to purchase the 24.5% interest of the other shareholder, Keyspan Energy Development Corporation. The completion of both sales will occur simultaneously, following which East Surrey Holdings will become 100% owner of Phoenix Natural Gas.


Bill Adamson, BG Vice President and General Manager, UK Downstream, said:


"This transaction meets the objectives of both BG and East Surrey Holdings. BG is continually reviewing its portfolio of assets with the objective of maximising shareholder value. This deal realises the value of our investment in Phoenix, which has taken it through a start-up phase and grown it into a substantial infrastructure business with an established customer base. The proceeds of the sale will be used for reinvestment elsewhere in our business. For their part, East Surrey Holdings have been keen to increase their interest in Phoenix Natural Gas as part of their UK utility growth strategy.


"In transferring ownership of Phoenix Natural Gas to an experienced UK utility operator such as East Surrey Holdings, we are leaving behind a solid platform - both in terms of people and infrastructure. BG will continue to play an active role in the Northern Ireland energy market through its 100% ownership of Premier Power and, with Keyspan, its operatorship of Premier Transmission."


Patt Barrett, Chairman of East Surrey Holdings, said:


"The addition of Phoenix Natural Gas is an important development for East Surrey Holdings. It is a high quality regulated business with an excellent record of operational and financial performance and customer service. Over the course of the past two and a half years, since we first became involved with Phoenix, we have been impressed with all aspects of the business."


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward looking statements, refer to the
            Company's annual report and accounts for the year ended
                                31 December 2002.


Notes to Editors:


Phoenix Natural Gas Limited is developing a natural gas market and distribution system in the Greater Belfast area pursuant to a licence awarded to it in September 1996. Phoenix has so far laid 2,340 kilometres of the distribution system. Supplies to industrial and commercial customers began in December 1996, with domestic customers starting to receive natural gas in 1997."


Premier Power Limited, a wholly owned subsidiary of BG Group, operates the Ballylumford power station near Larne. The recent commissioning of a modern 600 MW combined cycle gas turbine (CCGT) plant will provide higher efficiency and lower cost gas fuelled electricity generation. In July 2003, a three year cross border electricity deal was signed to supply the Republic of Ireland with 180 MW of capacity via the North South Power Interconnector.


Premier Transmission Limited (PTL), which is owned by BG (50%) and Keyspan (50%), operates the Scotland to Northern Ireland natural gas pipeline (SNIP). In 1996, it was granted a licence for a minimum of 35 years to transport gas to Northern Ireland, where it supplies the Ballylumford power station and feeds the Phoenix Natural Gas transmission pipeline that takes gas to Belfast.


BG Group has one of the most significant exploration and production businesses on the UK Continental Shelf. It operates the Blake field, Armada complex and some of the Easington Catchment Area fields, as well as being a partner in some 10 other producing fields. BG has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad and Tobago, South America and India.



Enquiries:


Media                         Chris Carter               +44 (0) 118 929 2597


Investor Relations            Chris Lloyd/Brian
                              McCleery/Helen Parris       +44 (0) 118 929 3025


Out of hours pager:           07693 309543



Website: www.BG-Group.com



PR/10969



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 November, 2003                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary